

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 10, 2010

Kenneth A. Flatt, Jr., CEO
Arcis Resources Corp. f/k/a Mountain Renewables, Inc.
4320 Eagle Point Pkwy, Suite A
Birmingham, AL 35242

> **Re:** **Mountain Renewables, Inc.**
> **Form 8-K**
> **Filed November 19, 2010**
> **Form 8-K/A**
> **Filed December 9, 2010**
> **File No. 333-159577**

Dear Mr. Flatt:

We have completed our review of your Item 4.01 8-K and related filings and have no further comments at this time.

You may contact me at (202) 551-3732 with any questions.

Sincerely,

Melinda Hooker
Staff Accountant